Filed pursuant to 424(b)(3)
Registration No. 333-274972
PROSPECTUS SUPPLEMENT NO. 9
To Prospectus dated December 15, 2023

590,603 Shares of Common Stock
Offered by the Selling Stockholder

This prospectus supplement No. 9 supplements the prospectus dated December 15, 2023 (the “Prospectus”), which covers the offer and resale by the selling stockholder identified in this prospectus of up to an aggregate of 590,603 shares of our common stock, $0.0001 par value per share (the “Common Stock”), consisting of (i) 181,316 shares of Common Stock issuable upon the exercise of Series A-1 Warrants to purchase shares of Common Stock, (ii) 116,353 shares of Common Stock issuable upon the exercise of Series A-1 Warrants to purchase shares of Common Stock, which Series A-1 Warrants are issuable upon exercise of Series T Warrants, assuming that the Series T Warrants have been exercised in full by paying the Aggregate Exercise Price (as defined in the Series T Warrants) in cash, (iii) 116,353 shares of Common Stock issuable upon the exercise of Series A-2 Warrants to purchase shares of Common Stock, which Series A-2 Warrants are issuable upon exercise of Series T Warrants, assuming that the Series T Warrants have been exercised in full by paying the Aggregate Exercise Price in cash, (iv) 116,353 shares of Common Stock issuable upon the exercise of Series T Warrants to purchase shares of Common Stock (collectively, the “Warrants”), and (v) 60,228 shares of Common Stock issued upon the exercise of Exchange Warrants to purchase shares of Common Stock. We registered these shares issued or issuable upon exercise of the Warrants on behalf of the selling stockholder, to be offered and sold by them from time to time. The foregoing share numbers have been adjusted to reflect the one-for-seven reverse stock split of the Company’s Common Stock that became effective at 4:01 p.m. Eastern Time on January 29, 2024 (the “Reverse Stock Split”).
We are not selling any shares of Common Stock under the Prospectus and will not receive any proceeds from the sale by the selling stockholder of such shares. We are paying the cost of registering the shares of Common Stock covered by the Prospectus as well as various related expenses. The selling stockholder is responsible for all selling commissions, transfer taxes and other costs related to the offer and sale of their shares.
Sales of the shares by the selling stockholder may occur at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, at negotiated prices and/or at varying prices determined at the time of sale. The selling stockholder may sell shares directly or to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholder, the purchasers of the shares, or both. The selling stockholder may sell any, all or none of the securities offered by the Prospectus and we do not know when or in what amount the selling stockholder may sell their shares of Common Stock hereunder following the effective date of the registration statement of which the Prospectus forms a part. We provide more information about how the selling stockholder may sell or otherwise dispose of their shares of Common Stock in the section titled “Plan of Distribution” beginning on page 119 of the Prospectus.
You should read this prospectus supplement in conjunction with the Prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.
Our Common Stock is listed on The Nasdaq Capital Market under the symbol “GRI.” On June 13, 2024, the last reported sale price of our Common Stock was $0.25880 per share.
Investing in our securities involves risks. See “Risk Factors” beginning on page 35 of Prospectus Supplement No. 1 to the Prospectus, dated March 28, 2024.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is June 14, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): June 7, 2024
GRI BIO, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-40034	82-4369909
(State or other jurisdiction	(Commission File Number)	(IRS Employer Identification No.)
of incorporation)
2223 Avenida de la Playa, Suite 208
La Jolla, CA 92037
(Address of principal executive offices and zip code)
(619) 400-1170
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	GRI	The Nasdaq Capital Market
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.
Emerging Growth Company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 Submission of Matters to a Vote of Security Holders
On June 7, 2024, at 11:00 a.m. Eastern Time, GRI Bio, Inc. (the "Company") held a Special Meeting of Stockholders (the "Special Meeting") virtually at www.virtualshareholdermeeting.com/GRI2024SM2. Of the Company’s 3,774,488 shares of common stock issued and outstanding and eligible to vote as of the record date of May 1, 2024, a quorum of 1,727,613 shares, or approximately 45.8% of the eligible shares, was present or represented by proxy. Each of the matters set forth below is described in detail in the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on May 9, 2024. The following actions were taken at the Special Meeting:
Proposal 1
The proposal to approve an amendment to the Company's Amended and Restated Certificate of Incorporation, as amended, to effect a reverse stock split of the Company’s common stock at a ratio within the range of not less than one-for-two and not more than one-for-fifteen, with the exact ratio to be set within this range by the Company's board of directors (the "Board") in its sole discretion (without reducing the authorized number of shares of Company common stock) and with the Board able to elect to abandon such proposed amendment and not effect the reverse stock split authorized by the Company's stockholders in its sole discretion, was approved by a majority of the votes cast by Company stockholders at the Special Meeting.

Votes For	Votes Against	Votes Abstained	Broker Non-Votes
1,417,003	310,490	120	0
Proposal 2
The proposal to approve a postponement or adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal 1, was approved by a majority of the votes cast by Company stockholders at the Special Meeting.

Votes For	Votes Against	Votes Abstained	Broker Non-Votes
1,427,587	270,321	29,705	0

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 7, 2024	GRI Bio, Inc.
By: /s/ Leanne Kelly
Leanne Kelly
Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM 8-K
CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): June 13, 2024
GRI BIO, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-40034	82-4369909
(State or other jurisdiction	(Commission File Number)	(IRS Employer Identification No.)
of incorporation)
2223 Avenida de la Playa, #208La Jolla, CA 92037
(Address of principal executive offices and zip code)
(619) 400-1170
(Registrant’s telephone number, including area code)
(Former name or former address, if changed since last report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	GRI	The Nasdaq Capital Market
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.
Emerging Growth Company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.03 Material Modifications to Rights of Security Holders
To the extent required by Item 3.03, the disclosure set forth in Item 5.03 is incorporated herein by reference.
Item 5.03 Regulation FD Disclosure

On June 13, 2024, GRI Bio, Inc. (the “Company”) filed with the Secretary of State of the State of Delaware an amendment (the “Certificate of Amendment”) to its amended and restated certificate of incorporation to effect a reverse stock split of the Company's common stock, par value $0.0001 per share (the “Common Stock”), at a ratio of 1-for-13 (the “Reverse Stock Split”). Pursuant to the Certificate of Amendment, the Reverse Stock Split will become effective as of 4:01 p.m. Eastern Time on June 17, 2024 (the “Effective Time”) and shares of the Company’s Common Stock will begin trading on a post-split basis at the open of trading on The Nasdaq Capital Market on June 18, 2024. At the Effective Time, every thirteen (13) shares of the Company's issued and outstanding shares of Common Stock will be automatically converted into one (1) share of Common Stock, without any change in the par value per share. In addition, proportionate adjustments will be made to the per share exercise price and the number of shares issuable upon the exercise of all outstanding stock options, warrants and convertible securities, and to the number of shares issued and issuable under the Company's stock incentive plans. No change will be made to the number of shares of Common Stock authorized under the Company's amended and restated certificate of incorporation. Any stockholder who would otherwise be entitled to a fractional share of Common Stock created as a result of the Reverse Stock Split is entitled to receive a cash payment in lieu thereof equal to the fractional share to which the stockholder would otherwise be entitled multiplied by the closing sales price of a share of Common Stock on The Nasdaq Capital Market on June 17, 2024, as adjusted for the Reverse Stock Split.
Following the Reverse Stock Split, the shares of Common Stock will continue to trade on The Nasdaq Capital Market under the symbol "GRI." The new CUSIP number for the Common Stock following the Reverse Stock Split will be 3622AW 304.
The summary of the Certificate of Amendment contained herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Certificate of Amendment, a copy of which is attached as Exhibit 3.1 of this Current Report on Form 8-K and incorporated herein by reference.
Item 8.01 Other Information.
On June 14, 2024, the Company issued a press release announcing the Reverse Stock Split. The press release is filed as Exhibit 99.1 and incorporated herein by reference.
Item 9.01 Financial Statements and Exhibits.
(d) Exhibits

Exhibit No.	Description
3.1	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of GRI Bio, Inc.
99.1	Press Release issued by GRI Bio, Inc., dated June 14, 2024.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 14, 2024	GRI BIO, INC.
	By:	/s/ Leanne Kelly
	Name:	Leanne Kelly
	Title:	Chief Financial Officer

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
The corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certified that:
FIRST: The name of the corporation is GRI Bio, Inc. (the “Corporation”).
SECOND: The Amended and Restated Certificate of Incorporation of the Corporation, as amended to date, is hereby further amended by striking Section 4.1 of Article IV in its entirety and by substituting in lieu of the following:
“Section 4.1    Authorized Stock. The total number of shares which the Corporation shall have authority to issue is 260,000,000 shares, of which (a) 250,000,000 shall be designated as Common Stock, $0.0001 par value per share (the “Common Stock”) and (b) 10,000,000 shall be designated Preferred Stock, $0.0001 par value per share (the “Preferred Stock”).
Effective at 4:01 p.m. Eastern Time on June 17, 2024 (the “Reverse Stock Split Effective Time”), a one-for-thirteen reverse stock split of the Corporation’s Common Stock shall become effective, pursuant to which each thirteen (13) shares of Common Stock outstanding and held of record by each stockholder of the Corporation (including treasury shares) immediately prior to the Reverse Stock Split Effective Time shall be reclassified and combined into one (1) validly issued, fully paid and nonassessable share of Common Stock automatically and without any action by the holder thereof upon the Reverse Stock Split Effective Time and shall represent one share of Common Stock from and after the Reverse Stock Split Effective Time (such reclassification and combination of shares, the “Reverse Stock Split”). No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, upon surrender after the Reverse Stock Split Effective Time of a certificate which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Reverse Stock Split Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, following the Reverse Stock Split Effective Time, shall be entitled to receive a cash payment equal to the fraction of a share of Common Stock to which such holder would otherwise be entitled multiplied by the fair value per share of the Common Stock immediately prior to the Reverse Stock Split Effective Time as determined by the Board of Directors of the Corporation.
Each stock certificate that, immediately prior to the Reverse Stock Split Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Reverse Stock Split Effective Time shall, from and after the Reverse Stock Split Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Reverse Stock Split Effective Time into which the shares formerly represented by such certificate have been reclassified (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Reverse Stock Split Effective Time); provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Reverse Stock Split Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Reverse Stock Split Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified.”
THIRD: The amendment of the Amended and Restated Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

GRI BIO, INC.
By: /s/ W. Marc Hertz, Ph.D.
Name: W. Marc Hertz, Ph.D.
Title: President and Chief Executive Officer

Exhibit 99.1
GRI Bio Announces Reverse Stock Split

GRI’s common stock is expected to begin trading on a post-split adjusted basis on June 18, 2024

LA JOLLA, CA, June 14, 2024 – GRI Bio, Inc. (NASDAQ: GRI) (“GRI Bio” or the “Company”), a biotechnology company advancing an innovative pipeline of Natural Killer T (“NKT”) cell modulators for the treatment of inflammatory, fibrotic and autoimmune diseases, today announced that the board of directors of the Company approved a 1-for-13 reverse stock split (the “Reverse Split”) of the Company’s common stock. The Reverse Split was approved by the stockholders of the Company at a special meeting of the Company held on June 7, 2024. The Reverse Split will legally take effect at 4:01 p.m. Eastern Time, on June 17, 2024. The Company’s common stock will open for trading under a new CUSIP number 3622AW 304 on The Nasdaq Capital Market on June 18, 2024, on a split-adjusted basis under the current ticker symbol “GRI.” The Reverse Split is intended to increase the per share trading price of the Company’s common stock to enable the Company to regain compliance with the minimum bid price requirement for continued listing on The Nasdaq Capital Market.
The 1-for-13 Reverse Split will automatically convert every thirteen (13) current shares of the Company’s common stock into one (1) share of common stock. No fractional shares will be issued in connection with the reverse stock split. Stockholders who would otherwise hold a fractional share of the Company’s common stock following the reverse stock split will receive a cash payment in lieu thereof at a price equal to that fractional share to which the stockholder would otherwise be entitled multiplied by the closing sale price of the common stock on The Nasdaq Capital Market, as adjusted for the reverse stock split, on June 17, 2024.
The reverse split will reduce the number of shares of outstanding common stock from approximately 6,605,271 shares, the number of shares outstanding as of June 13, 2024, to approximately 508,091 shares. The total authorized number of shares will not be reduced. Proportional adjustments will also be made to the exercise and conversion prices of the Company’s outstanding stock options, warrants, and convertible securities, and to the number of shares issued and issuable under the Company’s stock incentive plans.
Stockholders holding their shares electronically in book-entry form are not required to take any action to receive post-split shares. Stockholders owning shares through a bank, broker, or other nominee will have their positions automatically adjusted to reflect the reverse stock split, subject to brokers’ particular processes, and will not be required to take any action in connection with the reverse stock split. For those stockholders holding physical stock certificates, the Company’s transfer agent, Broadridge Corporate Issuers Solutions, Inc., will send instructions for exchanging those certificates for shares held electronically in book-entry form or for new certificates, in either case representing the post-split number of shares, and any payments in cash in lieu of fractional shares, if applicable.
About GRI Bio, Inc.
GRI Bio is a clinical-stage biopharmaceutical company focused on fundamentally changing the way inflammatory, fibrotic and autoimmune diseases are treated. GRI Bio’s therapies are designed to target the activity of Natural Killer T (“NKT”) cells, which are key regulators earlier in the inflammatory cascade, to interrupt disease progression and restore the immune system to homeostasis. NKT cells are innate-like T cells that share properties of both NK and T cells and are a functional link between the innate and adaptive immune responses. Type I invariant NKT (“iNKT”) cells play a critical role in propagating the injury, inflammatory response, and fibrosis observed in inflammatory and fibrotic indications. GRI Bio’s lead program, GRI-0621, is an inhibitor of iNKT cell activity and is being developed as a novel oral therapeutic for the treatment of idiopathic pulmonary fibrosis, a serious disease with significant unmet need. The Company is also developing a pipeline of novel type 2 NKT agonists for the treatment of systemic lupus erythematosus. Additionally, with a library of over 500 proprietary compounds, GRI Bio has the ability to fuel a growing pipeline.
Forward Looking Statements
This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will,” “would,” or the negative of these words or other similar expressions. These forward-looking statements are based on the Company’s current beliefs and expectations. Forward-looking statements include, but are not limited to, statements regarding: the timing and effectiveness of the Reverse Split; the Company’s ability to regain compliance with the Nasdaq minimum bid price and other listing requirements; the Company’s expectations with respect to development and commercialization of the Company’s product candidates; the timing of initiation or completion of clinical trials and availability of resulting data, the potential benefits and impact of the Company’s clinical trials and product candidates and any implication that the data or results observed in preclinical trials or earlier studies or trials will be indicative of results of later studies or clinical trials. Actual results may differ from the forward-looking statements expressed by the Company in this press release and consequently, you should not rely on these forward-looking statements as predictions of future events. These forward-looking statements are subject to inherent uncertainties, risks and assumptions that are difficult to predict, including, without limitation: (1) the inability to maintain the listing of the Company’s common stock on Nasdaq and to comply with applicable listing requirements; (2) changes in applicable laws or regulations; (3) the inability of the Company to raise financing in the future; (4) the success, cost and timing of the Company’s product development activities; (5) the inability of the Company to obtain and maintain regulatory clearance or approval for its respective products, and any related restrictions and limitations of any cleared or approved product; (6) the inability of the Company to identify, in-license or acquire additional technology; (7) the inability of the Company to compete with other companies currently marketing or engaged in the development of products and services that the Company is currently developing; (8) the size and growth potential of the markets for the Company’s products and services, and their respective ability to serve those markets, either alone or in partnership with others; (9) the failure to achieve any milestones or receive any milestone payments under any agreements; (10) inaccuracy in the Company’s estimates regarding expenses, future revenue, capital requirements and needs for and the ability to obtain additional financing; (11) the Company’s ability to protect and enforce its intellectual property portfolio, including any newly issued patents; and (12) other risks and uncertainties indicated from time to time in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the risks and uncertainties described in the “Risk Factors” section of the Company’s most recent Annual Report on Form 10-K filed with the SEC on March 28, 2024 and subsequently filed reports.

Forward-looking statements contained in this announcement are made as of this date, and the Company undertakes no duty to update such information except as required under applicable law.
Investor Contact:
JTC Team, LLC
Jenene Thomas
(833) 475-8247
GRI@jtcir.com